Exhibit 21

SUBSIDIARIES OF VALMONT INDUSTRIES, INC.

Jurisdiction
Subsidiary	of Incorporation
Delta Ltd.	United Kingdom
Industrial Galvanizers Corp. Pty. Ltd.	Australia
Prospera Technologies, Ltd.	Israel
Valmont Australia Pty. Ltd.	Australia
Valmont Coatings, Inc.	Delaware
Valmont Group Pty. Ltd.	Australia
Valmont Group Holdings Pty. Ltd.	Australia
Valmont Holdings B.V.	The Netherlands
Valmont Indústria e Comércio, Ltda.	Brazil
Valmont Industries Holland B.V.	The Netherlands
Valmont Investimentos Ltda.	Brazil
Valmont Irrigation Australia Pty. Ltd.	Australia
Valmont Newmark, Inc.	Delaware
Valmont Queensland Pty. Ltd.	Australia
Valmont Telecommunications, Inc.	Delaware